                                                                  EXHIBIT 99.2

                               [DAVIES WARD PHILLIPS & VINEBERG LLP LETTERHEAD]

                                                                File No. 37109



                                  May 25, 2001



Celestica Inc.
12 Concorde Place
Toronto, Ontario
M3C 3R8



                                CELESTICA INC.
                                PUBLIC OFFERING

                  We have acted as Canadian counsel to Celestica Inc. (the "Corporation") in connection with the preparation and filing with the United States Securities and Exchange Commission (the "Commission") under the SECURITIES ACT OF 1933, as amended (the "Securities Act"), of the Corporation's registrations statement on Form F-3 (Reg. Nos. 333-12272 and 333-50240), as amended (the "Registration Statement") relating to the offering, as set forth in the Registration Statement and the form of prospectus contained therein (the "Prospectus") and one or more supplements to the Prospectus, of subordinate voting shares of the Corporation (the "Subject Shares").

                  We have examined such corporate records of the Corporation, such certificates of officers of the Corporation, public officials and others and originals, copies or facsimiles of such other agreements, instruments, certificates and documents as we have deemed necessary or advisable as a basis for the opinion expressed below. We have also relied, as to certain matters of fact, on a certificate of an officer of the Corporation of even date herewith, a copy of which is attached hereto. We have assumed the genuineness of all signatures, the legal capacity of all individuals, the authenticity of all documents submitted to us as originals and the conformity to authentic originals of all documents submitted to us as certified or photostatic copies or as facsimiles.

                  Based and relying on and subject to the foregoing, we are of the opinion that, upon the issuance by the Corporation of the Subject Shares upon the terms and subject to the conditions contemplated in the Registration Statement (including, without limitation, the receipt by the Corporation of the consideration therefor), the Subject Shares will be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation.

                  Our opinions expressed herein are limited to the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (as it may be amended from time to time) and to the reference to our firm under the heading "Legal Matters" in the Prospectus (as it may be amended from time to time), without thereby admitting that we are "experts" under the Securities Act or the rules and regulations of the Commission thereunder for purposes of any part of the Registration Statement (as it may be amended from time to time), including this exhibit.

                  The opinion expressed herein is provided solely for your benefit in connection with the filing of the Registration Statement with the Commission and may not be used or relied upon by any other person or for any other purpose.

                                Yours very truly,


                                /s/ Davies Ward Phillips & Vineberg LLP